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SEC Mail Processing Section

FEB 21 2017

Washington DC 406

SEC FILE NUMBER
8-66721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cronus Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Old Post Road, PO Box 103
(No. and Street)

Southport	**CT**	**06890**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S Rubin **(203) 774-9640**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab and Company, PA
(Name - if individual, state last, first, middle name)

100 E Sybellia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey S Rubin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cronus Partners, LLC, as of December, 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Subscribed and sworn to before me this 14th day of February 2017

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cronus Partners, LLC

We have audited the accompanying statement of financial condition of Cronus Partners, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Cronus Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cronus Partners, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 3, 2017

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 28,956
Accounts receivable	26,508
Prepaid expenses and other	38,082
Fixed assets (net of accumulated Depreciation of $21,648)	20,935
TOTAL ASSETS	$ 114,481

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 18,755
Member's equity	95,726
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 114,481

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners LLC (f/k/a Marcum Cronus Partners LLC) (the "Company") was organized in the State of Delaware on June 23, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners LLC. (the "Parent"). Effective on June 6, 2014, the Company changed its name from Marcum Cronus Partners LLC.

The Company engages in advising and facilitating merger and acquisition transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives. The depreciation expense recorded in 2016 was $6,491.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records advisory and related services as earned.

The Company considers cash on deposit and money market accounts with a maturity date of 3 months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees and client expenses receivable. These accounts are presented net of the allowance on the statement of financial condition.

NOTE 2. NET CAPITAL REQUIREMENTS

The company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital $10,201, which was $ 5,201 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1.

NOTE 3. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However the Company is subject to New York City Unincorporated Business Tax and when applicable a provision will be included on the Statement of Operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015, 2014, and 2013. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 4. 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company. For the year ended December 31, 2016, the Company did not make any contributions to the plan.

NOTE 5. FIXED ASSETS

Details of fixed assets at December 31, 2016, are as follows:

Computer equipment	$ 10,737
Website Development	25,457
Furniture and fixtures	6,389
Total fixed assets at cost	$ 42,583
Less: accumulated depreciation	21,648
Net fixed assets	$ 20,935

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

Beginning on December 15, 2016, the Company entered into a one year lease for office space for $3,400 per month. The future minimum rental obligations under this operating lease agreement are noted below:

Year Ending December 31,	Amount
2017	$40,800

Rent expense was $108,538 for the year ended December 31, 2016.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 7. CONCENTRATION OF REVENUE

During the year, the Company earned revenue from one major customer that accounted for 55.4% of advisory fees and services.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated thru February 3, 2017, the date the financial statements were available to be issued, and no events have been identified which require disclosure.